UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of:  NOVEMBER  , 2003.


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   [ X ]      Form 40-F   [   ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]          No  [ X ]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           -------------------------------------
                                           (Registrant)

Date:   November 28, 2003                  By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           William Lee, Director and
                                           Chief Financial Officer

                                 BC FORM 51-901F

                                QUARTERLY REPORT

Incorporated as part of:            X Schedule A
                                    -------------
                                    X Schedules B & C
                                    -------------
                                    (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER                      IMA EXPLORATION INC.
                                    --------------------------------------------
ISSUER ADDRESS                      #709 - 837 WEST HASTINGS STREET
                                    VANCOUVER, BC   V6C 3N6
                                    --------------------------------------------
ISSUER TELEPHONE NUMBER             (604) 687-1828
                                    --------------------------------------------
ISSUER FAX NUMBER                   (604) 687-1858
                                    --------------------------------------------
CONTACT PERSON                      MR. NIKO CACOS
                                    --------------------------------------------
CONTACT'S POSITION                  CORPORATE SECRETARY
                                    --------------------------------------------
CONTACT'S TELEPHONE NUMBER          (604) 687-1828
                                    --------------------------------------------
CONTACT'S E-MAIL ADDRESS            info@imaexploration.com
                                    --------------------------------------------
WEBSITE                             www.imaexploration.com
                                    --------------------------------------------
FOR QUARTER ENDED                   SEPTEMBER 30, 2003
                                    --------------------------------------------
DATE OF REPORT                      NOVEMBER 28, 2003
                                    --------------------------------------------

                                  CERTIFICATE
                                 -------------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


JOSEPH GROSSO             /s/ Joseph Grosso               03/11/28
------------------     ---------------------------     -------------------------
NAME OF DIRECTOR           SIGN (TYPED)                DATE SIGNED (YY/MM/DD)

WILLIAM LEE               /s/ William Lee                 03/11/28
------------------     ---------------------------     -------------------------
NAME OF DIRECTOR           SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

BC FORM 51-901F                                                       SCHEDULE A








--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE NINE MONTHS ENDED

                           SEPTEMBER 30, 2003 and 2002

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                  September 30,     December 31,
                                                      2003             2002
                                                        $                $
                                                                     (Audited)
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                            4,346,295        1,436,124
Amounts receivable and prepaids                        130,175           79,661
Marketable securities (Note 3)                         273,460           23,460
                                                  ------------     ------------
                                                     4,749,930        1,539,245

PROPERTY, PLANT AND EQUIPMENT                           42,398           45,517

MINERAL PROPERTIES AND DEFERRED COSTS (Note 4)       7,214,347        5,847,727
                                                  ------------     ------------
                                                    12,006,675        7,432,489
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities               123,492          108,351
                                                  ------------     ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                              26,860,402       21,354,823

CONTRIBUTED SURPLUS                                    461,646          128,260

DEFICIT                                            (15,438,865)     (14,158,945)
                                                  ------------     ------------
                                                    11,883,183        7,324,138
                                                  ------------     ------------
                                                    12,006,675        7,432,489
                                                  ============     ============

APPROVED BY THE BOARD OF DIRECTORS

/s/ Joseph Grosso, Director
---------------------------

/s/ William Lee , Director
---------------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (Unaudited - Prepared by Management)



                                                       Three Months Ended                Nine Months Ended
                                                          September 30,                       June 30,
                                                  -----------------------------     ----------------------------
                                                      2003             2002             2003            2002
                                                        $                $                $               $

EXPENSES

Administrative and management services                  64,300           55,160          181,450         171,575
Bank charges                                             1,731            1,151            7,700           6,488
Corporate development and investor relations            98,468           54,546          269,134         184,247
Costs associated with cancelled
   financing (Note 6(b))                                94,610                -           94,610               -
Depreciation                                             5,546            4,892           16,638          14,676
General exploration                                     30,376           37,965          151,969          90,667
Office and sundry                                       17,401            6,652           43,434          24,952
Printing                                                29,329            1,694           44,011          19,629
Professional fees                                       47,734           36,016           96,000         104,585
Rent, parking and storage                               13,557           18,680           40,663          54,482
Salaries and employee benefits                          50,000           52,394          147,934         148,853
Stock based compensation (Note 5)                      346,080                -          346,080               -
Telephone and utilities                                  9,039           11,279           28,845          24,598
Transfer agent and regulatory fees                       7,075            6,452           42,420          33,208
Travel and accommodation                                16,498              136           49,268          74,930
                                                  ------------     ------------     ------------    ------------
LOSS BEFORE THE FOLLOWING                             (831,744)        (287,017)      (1,560,156)       (952,890)

FOREIGN EXCHANGE                                         5,604           (6,501)             887         (15,963)

GAIN ON DISPOSITION OF MINERAL
    PROPERTY AND DEFERRED COSTS                        234,848                -          234,848               -

INTEREST AND OTHER INCOME                               27,790            9,390           44,501          15,695
                                                  ------------     ------------     ------------    ------------
LOSS FOR THE PERIOD                                   (563,502)        (284,128)      (1,279,920)       (953,158)

DEFICIT - BEGINNING OF PERIOD                      (14,875,363)     (13,387,869)     (14,158,945)    (12,718,839)
                                                  ------------     ------------     ------------    ------------
DEFICIT - END OF PERIOD                            (15,438,865)     (13,671,997)     (15,438,865)    (13,671,997)
                                                  ============     ============     ============    ============

BASIC AND DILUTED LOSS
     PER COMMON SHARE                                   $(0.02)          $(0.01)          $(0.04)         $(0.04)
                                                  ============     ============     ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      34,278,040       25,048,704       31,082,130      22,055,463
                                                  ============     ============     ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)



                                                       Three Months Ended                Nine Months Ended
                                                          September 30,                       June 30,
                                                  -----------------------------     ----------------------------
                                                      2003             2002             2003            2002
                                                        $                $                $               $

OPERATING ACTIVITIES

Loss for the period                                   (563,502)        (284,128)      (1,279,920)       (953,158)
Items not involving cash
     Depreciation                                        5,546            4,892           16,638          14,676
     Gain on disposition of mineral properties
         and deferred costs                           (234,848)               -         (234,848)              -
     Stock based compensation                          346,080                -          346,080               -
                                                  ------------     ------------     ------------    ------------
                                                      (446,724)        (279,236)      (1,152,050)       (938,482)
     Decrease (increase) in amounts
         receivable and prepaids                       (40,868)          24,578          (50,514)         26,388
     Increase (decrease) in accounts payable
         and accrued liabilities                        54,556          (41,543)          15,141         (74,887)
                                                      (433,036)        (296,201)      (1,187,423)       (986,981)
                                                  ------------     ------------     ------------    ------------
INVESTING ACTIVITIES

Proceeds from disposition of mineral
     properties and deferred costs                     108,665                -          108,665               -
Expenditures on  mineral properties
     and deferred costs                               (475,704)        (227,265)      (1,490,437)       (938,465)
Purchase of equipment                                   (3,078)          (6,478)         (13,519)         (7,826)
                                                  ------------     ------------     ------------    ------------
                                                      (370,117)        (233,743)      (1,395,291)       (946,291)
                                                  ------------     ------------     ------------    ------------
FINANCING ACTIVITIES
Issuance of common shares                            1,088,943          912,935        5,667,686       3,453,383
Share issue costs                                       (7,500)         (31,823)        (174,801)       (189,056)
                                                  ------------     ------------     ------------    ------------
                                                     1,081,443          881,112        5,492,885       3,264,327
                                                  ------------     ------------     ------------    ------------
INCREASE IN CASH
     AND CASH EQUIVALENTS                              278,290          351,168        2,910,171       1,331,055

CASH AND CASH EQUIVALENTS -
     BEGINNING OF PERIOD                             4,068,005        1,735,652        1,436,124         755,765
                                                  ------------     ------------     ------------    ------------

CASH AND CASH EQUIVALENTS -
     END OF PERIOD                                   4,346,295        2,086,820        4,346,295       2,086,820
                                                  ============     ============     ============    ============

CASH AND CASH EQUIVALENTS COMPRISED OF:

     Cash                                            1,546,295        1,281,951        1,546,295       1,281,951
     Term deposits                                   2,800,000          804,869        2,800,000         804,869
                                                  ------------     ------------     ------------    ------------
                                                     4,346,295        2,086,820        4,346,295       2,086,820
                                                  ============     ============     ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
               CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)




                                                      Argentina
                                  -------------------------------------------------
                                   Valle de
                                     Cura      Gualcamayo         NW San Juan
                                  ----------   ----------   -----------------------
                                    Other         Other       Mogote        Other
                                      $             $            $            $
Balance, beginning of period       1,879,040       16,240       68,514       33,317
                                  ----------   ----------   ----------   ----------

Expenditures during the period
    Assays                                 -            -        7,823            -
    Contractors                            -            -        1,513            -
    Drilling                               -            -            -            -
    Environmental                          -            -            -            -
    Field supplies                         -            -        9,196            -
    Field workers                          -            -            -            -
    Geological                             -            -       47,823            -
    Geological supplies                    -            -        3,937            -
    Geophysics                             -            -            -            -
    Geophysics supplies                    -            -            -            -
    Office                                 -            -        3,429            -
    Other                              2,928        1,499        2,648          221
    Staking and statutory fees             -            -          841        2,881
    Surveying                              -            -            -            -
    Travel                                 -            -          732            -
    Vehicles                               -            -          508            -
    Disposition of property                -            -            -            -
    Option payments received         (94,803)           -            -            -
                                  ----------   ----------   ----------   ----------
                                     (91,875)       1,499       78,450        3,102
                                  ----------   ----------   ----------   ----------
Balance, end of period             1,787,165       17,739      146,964       36,419
                                  ==========   ==========   ==========   ==========



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
               CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)



                                                             Argentina                                Peru         Total
                                  --------------------------------------------------------------   ----------   ----------
                                                                                                       Rio
                                                        Chubut                           Other      Tabaconas
                                  -------------------------------------------------   ----------   ----------
                                                             Laguna de
                                    Navidad     La Bayas     Los Toros      Other
                                       $            $            $            $            $            $           $
Balance, beginning of period           5,090      112,190      139,703       97,890       30,972    1,966,404    4,349,360
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------

Expenditures during the period
    Assays                            57,476       13,344            -       11,470            -        1,580       91,693
    Contractors                            -       18,639            -            -            -       66,564       86,716
    Drilling                               -      195,958            -            -            -            -      195,958
    Environmental                      7,956          307            -            -            -       89,213       97,476
    Field supplies                     5,742        3,726            -          510            -       11,619       30,793
    Field workers                          -            -            -            -            -       15,162       15,162
    Geological                       196,460       27,973        1,207        4,947            -            -      278,410
    Geological supplies               26,650        4,986            -        1,217            -       97,810      134,600
    Geophysics                        69,736            -            -            -            -            -       69,736
    Geophysics supplies               30,299            -            -            -            -            -       30,299
    Officer                            9,798        2,637          359        2,012            -       12,896       31,131
    Other                             42,100          539          259       12,447        2,914        3,367       68,922
    Staking and statutory fees         2,959            -            -       90,874            -       50,100       147,655
    Surveying                         39,354            -            -            -            -            -       39,354
    Travel                            18,766        9,610           50           93            -       23,837       53,088
    Vehicles                          12,786        9,554            2        4,982            -       10,566       38,398
    Disposition of property                -            -            -      (15,152)           -            -      (15,152)
    Option payments received               -            -            -      (13,862)           -            -     (108,665)
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                     520,082      287,273        1,877       99,538        2,914      382,714    1,285,574
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance, end of period               525,172      399,463      141,580      197,428       33,886    2,349,118    5,634,934
                                  ==========   ==========   ==========   ==========   ==========   ==========   ==========



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


1.   NATURE OF OPERATIONS

     The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

     The Company considers that it has adequate resources to maintain its core operations for the next year.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.   MARKETABLE SECURITIES

                                                         September 30, 2003          December 31, 2002
                                                      ------------------------   -------------------------
                                                                     Quoted                      Quoted
                                                       Recorded      Market        Recorded      Market
                                                         Value        Value         Value         Value
                                                           $            $             $             $
Ballad Gold & Silver Ltd. - 500,000 common shares         250,000      305,000              -            -
Other                                                      23,460      121,211         23,460       78,200
                                                      -----------  -----------   ------------  -----------
                                                          273,460      426,211         23,460       78,200
                                                      ===========  ===========   ============  ===========

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


4.       MINERAL PROPERTIES AND DEFERRED COSTS


                                   September 30, 2003                        December 31, 2002
                          ------------------------------------     ------------------------------------
                                        Deferred                                 Deferred
                          Acquisition  Exploration                 Acquisition  Exploration
                             Costs        Costs        Total          Costs        Costs        Total
                               $            $            $              $            $            $
                                          (see
                                        schedule)

     Argentina:
       Valle de Cura         672,316    1,787,165    2,459,481        661,635    1,879,040    2,540,675
       Gualcamayo             96,303       17,739      114,042         85,621       16,240      101,861
       NW San Juan            66,667      183,383      250,050         51,065      101,831      152,896
       Chubut                      -    1,263,643    1,263,643              -      354,873      354,873
       Other                       -       33,886       33,886              -       30,972       30,972
                          ----------   ----------   ----------     ----------   ----------   ----------
                             835,286    3,285,816    4,121,102        798,321    2,382,956    3,181,277
     Peru:
       Rio Tabaconas         744,127    2,349,118    3,093,245        700,046    1,966,404    2,666,450
                          ----------   ----------   ----------     ----------   ----------   ----------
                           1,579,413    5,634,934    7,214,347      1,498,367    4,349,360    5,847,727
                          ==========   ==========   ==========     ==========   ==========   ==========

     (a) During the nine months ended September 30, 2003, the Company entered into agreements with Amera Resources Corporation ("Amera") to:

          (i) farm out its Mogote Property in the NW San Juan Region of Argentina to Amera, whereby Amera has the option to earn a 51% interest in the 8,009 hectare Mogote Property by issuing a total of 1,650,000 common shares of Amera to the Company and by incurring US$1.25 million of expenditures, including work programs and underlying option payments, all over a five year period.

               On September 30, 2003, the Company and Amera amended the terms of the option whereby Amera has agreed to reimburse the Company, on a non-refundable basis, $192,952 for payments made and expenditures which had been incurred by the Company on the Mogote Property; and

          (ii) sell a 100% undivided interest in three mineral properties, comprising 24,280 hectares (the "Chubut Properties"), located in Chubut Province, Argentina, for 500,000 common shares of Amera. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, Amera will pay the Company a bonus of US$250,000 and a 3% net smelter returns royalty.

          Amera is a private company which is in the process of completing a public offering. The president of Amera is also a director of the Company. In addition, certain directors and officers of the Company are also shareholders of Amera. Subsequent to September 30, 2003, Amera received final regulatory approvals and has reimbursed the Company the $192,952. Amera's initial public offering is expected to be completed by December 1, 2003, at which time Amera will issue an initial 600,000 shares to the Company.

     (b) The Company has entered into an option agreement to farm out a minor property acquired by the Company. The Company has received common shares of publicly traded companies as partial consideration. See Note 3.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


5.   STOCK BASED COMPENSATION

     During the nine months ended September 30, 2003, the Company granted stock options to its employees and directors to purchase up to 1,438,500 shares of the Company. The Company has also granted stock options to consultants to purchase up to 480,000 shares of the Company. The options are exercisable at prices ranging from $0.84 per share to $1.87 per share and have a 5 year term to expiry.

     The Company has recognized compensation expense of $346,080 for the stock options granted to consultants during the nine months ended September 30, 2003 which vested immediately.

     As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's stock options granted to employees and directors been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:

                                                                        $
       Net loss for the period
       - as reported                                               (1,279,920)
       - compensation expense                                        (910,578)
                                                                   ----------
       - pro-forma                                                 (2,190,498)
                                                                   ==========
       Basic and diluted loss per common share
       - as reported                                                   $(0.04)
       - pro-forma                                                     $(0.07)

     The fair value of stock options granted to employees and directors was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:


         Risk-free interest rate                                 2.58% - 4.37%
         Estimated volatility                                      60% - 104%
         Expected life                                             2.5 years

     The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period was $0.63 per share.

     Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


6.   SHARE CAPITAL

     Authorized: 99,708,334 common shares without par value
     Issued and allotted:

                                       September 30, 2003          December 31, 2002
                                    -----------------------     -----------------------
                                      Shares       Amount         Shares       Amount
                                                     $                           $

     Balance, beginning of period   26,550,606   21,354,823     18,592,219   18,090,497
                                    ----------   ----------     ----------   ----------
     Issued during the period for:
       Private placements            2,900,000    2,610,000      5,703,026    2,552,870
       Exercise of warrants          4,133,477    2,361,586      2,085,361      837,512
       Exercise of options           1,474,750      638,774        170,000       68,000
       Exercise of agent's option       77,800       70,020              -            -
     Less:  Share issue costs                -     (174,801)             -     (194,056)
                                    ----------   ----------     ----------   ----------
                                     8,586,027    5,505,579      7,958,387    3,264,326
                                    ----------   ----------     ----------   ----------
     Balance, end of period         35,136,633   26,860,402     26,550,606   21,354,823
                                    ==========   ==========     ==========   ==========

     (a) During April 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 for cash proceeds of $2,435,199, net of share issue costs of $174,801. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 on or before April 28, 2004. In addition, the Company granted the agent an option to purchase 195,750 units on the same terms as the private placement. Certain officers and directors of the Company have purchased 445,000 units of the private placement. During the nine months ended September 30, 2003, the Agent exercised options to purchase 77,800 units.

     (b) In September 2003, the Company agreed to conduct a brokered private placement of 2 million units, at a price of $2.25, to raise $4.5 million. The financing was not completed. Accordingly, costs of $94,610 associated with the financing have been charged to operations.

     (c)  Stock Options

          A summary of the Company's outstanding stock options at September 30, 2003, and the changes for the nine months ended September 30, 2003, is presented below:

                                                   Options        Weighted
                                                 Outstanding       Average
                                              and Exercisable   Exercise Price
                                                                      $

          Balance, beginning of period            2,465,500          0.44
          Granted                                 1,918,500          1.60
          Exercised                              (1,474,750)         0.42
                                                 ----------
          Balance, end of period                  2,909,250          1.21
                                                 ==========

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)



6.   SHARE CAPITAL (continued)

          Stock options outstanding and exercisable at September 30, 2003, are as follows:

            Number             Exercise Price                  Expiry Date
                                     $

            278,750                 0.40                      July 19, 2006
            379,000                 0.50                      May 2, 2007
            340,000                 0.50                      Sept. 23, 2007
            216,500                 0.84                      March 7, 2008
            300,000                 0.90                      May 30, 2008
          1,395,000                 1.87                      Aug. 27, 2008
          ---------
          2,909,250
          =========

     (c)  Warrants

          A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at September 30, 2003, and the changes for the nine months ended September 30, 2003, is as follows:

                                                                  Number

          Balance, beginning of period                           9,511,550
          Issued                                                 1,488,900
          Expired                                                   (3,001)
          Exercised                                             (4,133,477)
                                                              ------------
          Balance, end of period                                 6,863,972
                                                              ============

          Common shares reserved pursuant to warrants outstanding at September 30, 2003 are as follows:


            Number              Exercise Price             Expiry Date
                                      $

          1,622,222                 0.60                   May 23, 2004
          1,172,915                 0.60                   Sept. 27, 2004
          1,268,489                 0.75                   Sept. 15, 2004
          1,253,667                 0.90                   Mar. 16, 2005
            173,667                 0.75                   Apr. 19, 2005
          1,373,012                 1.10                   Apr. 28, 2004
          6,863,972

     (d)  See also Note 11.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)



7.   RELATED PARTY TRANSACTIONS

     During the nine months ended September 30, 2003, the Company:

     (i) paid a total of $249,600 to officers and directors of the Company for salaries, management and consulting services provided;

    (ii) paid $45,693 for rent to a company owned by the President of the Company and his wife; and

   (iii)  received $18,000 from Amera for shared rent and administration.

     Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


8.   SEGMENTED INFORMATION

     The  Company's   principal   activities  are  the  exploration  of  mineral
     properties in Argentina and Peru. Management reviews the financial results according to expenditures by property.

     Segment assets by geographical location are as follows:



                                            September 30, 2003
                            ---------------------------------------------------
                              Canada     Argentina       Peru           Total
                                 $           $             $              $

     Equipment                  30,358        7,032        5,008          42,398
     Mineral properties
       and deferred costs            -    4,121,102    3,093,245       7,214,347
                            ----------   ----------   ----------     ----------
                                30,358    4,128,134    3,098,253       7,256,745
                            ==========   ==========   ==========     ==========

                                            December 31, 2002
                            ---------------------------------------------------
                              Canada     Argentina       Peru           Total
                                 $           $             $              $

     Equipment                  34,323        5,817        5,377         45,517
     Mineral properties
       and deferred costs            -    3,181,277    2,666,450      5,847,727
                            ----------   ----------   ----------     ----------
                                34,323    3,187,094    2,671,827      5,893,244
                            ==========   ==========   ==========     ==========


9.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values. As of September 30, 2003, the market value of marketable securities was $426,211.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)



10.  SUPPLEMENTARY CASH FLOW INFORMATION

     During the nine months ended September 30, 2003, the Company:

     i) received common shares of Ballad pursuant to a farm-out option agreement, as described in Note 4, with a deemed cost of $250,000; and

     ii) transferred $12,694 from contributed surplus to share capital on the exercise of stock options.

     Supplemental Cash flow information

                                                    September 30,  September 30,
                                                        2003           2002
                                                         $              $
     Interest paid in cash                                     -              -
                                                      ==========     ==========
     Income taxes paid in cash                                 -              -
                                                      ==========     ==========


11.  SUBSEQUENT EVENT

     Subsequent to September 30, 2003, the Company issued 703,875 shares for $463,368 on the exercises of stock options and warrants.

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


1.(a)  GENERAL AND ADMINISTRATIVE EXPENSES

                                                                          $
       Administrative and management services                           181,450
       Bank charges and interest                                          7,700
       Corporate development and investor relations                     269,134
       Depreciation                                                      16,638
       Office and sundry                                                 43,434
       Printing                                                          44,011
       Professional fees                                                 96,000
       Rent, parking and storage                                         40,663
       Salaries and employee benefits                                   147,934
       Telephone and utilities                                           28,845
       Transfer agent and regulatory fees                                42,420
       Travel and accommodation                                          49,268
                                                                   ------------
                                                                         967,497
                                                                   ============

1.(b)  MINERAL PROPERTIES AND DEFERRED COSTS

       See next page for consolidated schedule of mineral properties and deferred costs.

1.(c)  GENERAL EXPLORATION EXPENSES

                                                                           $

       Accounting services                                               10,814
       Bank fees                                                          9,672
       Consulting                                                        21,335
       Insurance                                                         12,066
       Geological                                                        44,246
       Geological supplies                                                9,864
       Legal                                                             15,486
       Office                                                            10,392
       Supplies                                                           1,443
       Travel                                                             1,005
       Vehicle                                                           15,646
                                                                   ------------
                                                                        151,969
                                                                   ============

2.(a)  RELATED PARTY TRANSACTIONS

       During the nine months ended September 30, 2003, the Company:

       (i)     paid a total of $249,600 to officers and directors of the Company for salaries, management and consulting services provided;
       (ii)    paid $45,693 for rent to a company  owned by the President of the
               Company and his wife;
       (iii) received $18,000 from Amera Resources Corporation ("Amera"), a private company with a common director for shared rent and administration;
       (iv) entered into a number of agreements with Amera whereby the Company agreed to option and sell certain of its mineral properties to Amera. Details of the terms are described in Note 4 of the Company's interim consolidated financial statements; and
       (v) conducted a private placement in which certain officers and directors of the Company purchased 445,000 units for $400,500.

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

1.(b) MINERAL PROPERTIES AND DEFERRED COSTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


                                                      Argentina
                                  -------------------------------------------------
                                   Valle de
                                     Cura      Gualcamayo         NW San Juan
                                  ----------   ----------   -----------------------
                                    Other         Other       Mogote        Other
                                      $             $            $            $
Balance, beginning of period       2,540,675      101,861      107,940       44,956
                                  ----------   ----------   ----------   ----------
Option payments                       10,681       10,682       15,602            -
                                  ----------   ----------   ----------   ----------
Expenditures during the period
    Assays                                 -            -        7,823            -
    Contractors                            -            -        1,513            -
    Drilling                               -            -            -            -
    Environmental                          -            -            -            -
    Field supplies                         -            -        9,196            -
    Field workers                          -            -            -            -
    Geological                             -            -       47,823            -
    Geological supplies                    -            -        3,937            -
    Geophysics                             -            -            -            -
    Geophysics supplies                    -            -            -            -
    Office                                 -            -        3,429            -
    Other                              2,928        1,499        2,648          221
    Staking and statutory fees             -            -          841        2,881
    Surveying                              -            -            -            -
    Travel                                 -            -          732            -
    Vehicles                               -            -          508            -
    Disposition of property                -            -            -            -
    Option payments received         (94,803)           -            -            -
                                  ----------   ----------   ----------   ----------
                                     (91,875)       1,499       78,450        3,102
                                  ----------   ----------   ----------   ----------
Balance, end of period             2,459,481      114,042      201,992        48,058
                                  ==========   ==========   ==========   ==========


BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

1.(b) MINERAL PROPERTIES AND DEFERRED COSTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (continued)

                                                             Argentina                                Peru         Total
                                  --------------------------------------------------------------   ----------   ----------
                                                                                                       Rio
                                                        Chubut                           Other      Tabaconas
                                  -------------------------------------------------   ----------   ----------
                                                             Laguna de
                                    Navidad     La Bayas     Los Toros      Other
                                       $            $            $            $            $            $           $
Balance, beginning of period           5,090      112,190      139,703       97,890       30,972    2,666,450    5,847,727
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Option payments                            -            -            -            -            -       44,081        81,046
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Expenditures during the period
    Assays                            57,476       13,344            -       11,470            -        1,580       91,693
    Contractors                            -       18,639            -            -            -       66,564       86,716
    Drilling                               -      195,958            -            -            -            -      195,958
    Environmental                      7,956          307            -            -            -       89,213       97,476
    Field supplies                     5,742        3,726            -          510            -       11,619       30,793
    Field workers                          -            -            -            -            -       15,162       15,162
    Geological                       196,460       27,973        1,207        4,947            -            -      278,410
    Geological supplies               26,650        4,986            -        1,217            -       97,810      134,600
    Geophysics                        69,736            -            -            -            -            -       69,736
    Geophysics supplies               30,299            -            -            -            -            -       30,299
    Officer                            9,798        2,637          359        2,012            -       12,896       31,131
    Other                             42,100          539          259       12,447        2,914        3,367       68,922
    Staking and statutory fees         2,959            -            -       90,874            -       50,100       147,655
    Surveying                         39,354            -            -            -            -            -       39,354
    Travel                            18,766        9,610           50           93            -       23,837       53,088
    Vehicles                          12,786        9,554            2        4,982            -       10,566       38,398
    Disposition of property                -            -            -      (15,152)           -            -      (15,152)
    Option payments received               -            -            -      (13,862)           -            -     (108,665)
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                     520,082      287,273        1,877       99,538        2,914      382,714    1,285,574
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance, end of period               525,172      399,463      141,580      197,428       33,886    3,093,245    7,214,347
                                  ==========   ==========   ==========   ==========   ==========   ==========   ==========

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


3.(a)    SECURITIES ISSUED DURING THE PERIOD ENDED SEPTEMBER 30, 2003


       Date         Type of                                                     Total           Type of
       of Issue     Security     Type of Issue       Number        Price       Proceeds      Consideration   Commission
       --------     --------     -------------      ---------     -------     -----------    -------------   ----------
                                                                     $            $                               $

       Jan. 2003    Common         Warrants            13,500       0.45          6,075          Cash            N/A
       Feb. 2003    Common         Options             10,000       0.40          4,000          Cash            N/A
       Feb. 2003    Common         Warrants           400,000       0.45        180,000          Cash            N/A
       Feb. 2003    Common         Warrants           112,015       0.54         60,488          Cash            N/A
       Mar. 2003    Common         Options             25,000       0.40         10,000          Cash            N/A
       Mar. 2003    Common         Warrants             2,000       0.75          1,500          Cash            N/A
       Mar. 2003    Common         Warrants            11,111       0.53          5,889          Cash            N/A
       Mar. 2003    Common         Warrants             1,330       0.50            665          Cash            N/A
       Mar. 2003    Common         Warrants         1,206,500       0.45        542,926          Cash            N/A
       Mar. 2003    Common         Warrants           527,343       0.54        284,765          Cash            N/A
       Mar. 2003    Common         Warrants            60,000       0.55         33,000          Cash            N/A
       Apr. 2003    Common         Private
                                    placement       2,900,000       0.90      2,610,000          Cash         $112,752
       Apr. 2003    Common         Options            142,000       0.40         56,800          Cash            N/A
       Apr. 2003    Common         Options            160,000       0.50         80,000          Cash            N/A
       Apr. 2003    Common         Warrants           275,725       0.54        148,892          Cash            N/A
       Apr. 2003    Common         Warrants             5,000       0.75          3,750          Cash            N/A
       Apr. 2003    Common         Warrants           100,000       0.53         53,000          Cash            N/A
       Apr. 2003    Common         Warrants            40,000       0.55         22,000          Cash            N/A
       May 2003     Common         Warrants            85,000       0.55         46,750          Cash            N/A
       May 2003     Common         Warrants            55,555       0.53         29,444          Cash            N/A
       May 2003     Common         Options             20,500       0.50         10,250          Cash            N/A
       May 2003     Common         Options              4,250       0.40          1,700          Cash            N/A
       June 2003    Common         Warrants           149,933       0.75        112,450          Cash            N/A
       June 2003    Common         Warrants            25,000       0.55         13,750          Cash            N/A
       June 2003    Common         Warrants            20,000       0.90         18,000          Cash            N/A
       June 2003    Common         Options             70,500       0.50         35,250          Cash            N/A
       June 2003    Common         Options            518,500       0.40        207,400          Cash            N/A
       July 2003    Common         Warrants            30,000       0.90         27,000          Cash            N/A
       July 2003    Common         Warrants            54,000       0.55         29,700          Cash            N/A
       July 2003    Common         Warrants           501,434       0.75        376,076          Cash            N/A
       July 2003    Common         Options             10,000       0.50          5,000          Cash            N/A
       July 2003    Common         Options            100,000       0.40         40,000          Cash            N/A
       Aug. 2003    Common         Warrants            93,500       0.90         84,150          Cash            N/A
       Aug. 2003    Common         Warrants            69,477       0.75         52,108          Cash            N/A
       Aug. 2003    Common         Warrants            55,000       0.55         30,250          Cash            N/A
       Aug. 2003    Common         Warrants            18,468       0.50          9,234          Cash            N/A
       Aug. 2003    Common         Warrants             5,888       1.10          6,477          Cash            N/A
       Aug. 2003    Common         Options             14,400       0.40          5,760          Cash            N/A
       Sept. 2003   Common         Warrants            25,000       0.75         18,750          Cash            N/A
       Sept. 2003   Common         Warrants            17,698       0.50          8,849          Cash            N/A
       Sept. 2003   Common         Warrants           110,000       1.10        121,000          Cash            N/A
       Sept. 2003   Common         Warrants            63,000       0.55         34,650          Cash            N/A
       Sept. 2003   Common         Options            322,600       0.40        129,040          Cash            N/A
       Sept. 2003   Common         Options             70,000       0.50         35,000          Cash            N/A
       Sept. 2003   Common         Options              7,000       0.84          5,880          Cash            N/A
       Sept. 2003   Common         Agent's Options     77,800       0.90         70,020          Cash            N/A


BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


3.(b)  OPTIONS GRANTED DURING THE PERIOD ENDED SEPTEMBER 30, 2003

     Date            Number      Type                     Exercise
     Granted       of Shares   of Option         Name       Price   Expiry Date
     ------------  ---------   ---------    --------------  -----   ------------
                                                              $
     Mar. 7, 2003    50,000    Employee    K. Patterson     0.84   Mar. 7, 2008
     Mar. 7, 2003    30,000    Employee    D. Charchaflie   0.84   Mar. 7, 2008
     Mar. 7, 2003    21,500    Employee    J.C. Beretta     0.84   Mar. 7, 2008
     Mar. 7, 2003    25,000    Employee    M. Saldana       0.84   Mar. 7, 2008
     Mar. 7, 2003    25,000    Employee    N. Demare        0.84   Mar. 7, 2008
     Mar. 7, 2003    50,000    Director    W. Lee           0.84   Mar. 7, 2008
     Mar. 7, 2003    15,000    Employee    A. Sanchez       0.84   Mar. 7, 2008
     Mar. 7, 2003     7,000    Employee    M. Briones       0.84   Mar. 7, 2008
     May 30, 2003   150,000    Director    R. Angus         0.90   May 30, 2008
     May 30, 2003   150,000    Director    C. Idziszek      0.90   May 30, 2008
     Aug. 27, 2003  200,000    Director    J. Grosso        1.87   Aug. 27, 2003
     Aug. 27, 2003   50,000    Director    G. Carlson       1.87   Aug. 27, 2003
     Aug. 27, 2003  100,000    Director    S. Hurd          1.87   Aug. 27, 2003
     Aug. 27, 2003   75,000    Director    W. Lee           1.87   Aug. 27, 2003
     Aug. 27, 2003   75,000    Director    N. Cacos         1.87   Aug. 27, 2003
     Aug. 27, 2003   50,000    Employee    N. DeMare        1.87   Aug. 27, 2003
     Aug. 27, 2003   30,000    Employee    J.C. Berretta    1.87   Aug. 27, 2003
     Aug. 27, 2003    5,000    Employee    J. Denee         1.87   Aug. 27, 2003
     Aug. 27, 2003   15,000    Employee    D. Bussandri     1.87   Aug. 27, 2003
     Aug. 27, 2003   15,000    Employee    S. Kain          1.87   Aug. 27, 2003
     Aug. 27, 2003  300,000    Employee    S. Phillips      1.87   Aug. 27, 2003
     Aug. 27, 2003   10,000    Consultant  D. Charchaflie   1.87   Aug. 27, 2003
     Aug. 27, 2003  220,000    Consultant  C. D'Amico       1.87   Aug. 27, 2003
     Aug. 27, 2003   50,000    Consultant  R. Dragon        1.87   Aug. 27, 2003
     Aug. 27, 2003  120,000    Consultant  A. Colucci       1.87   Aug. 27, 2003
     Aug. 27, 2003   15,000    Consultant  L. Salley        1.87   Aug. 27, 2003
     Aug. 27, 2003   30,000    Consultant  P. Hedblom       1.87   Aug. 27, 2003
     Aug. 27, 2003   25,000    Consultant  J. Wong          1.87   Aug. 27, 2003
     Aug. 27, 2003   10,000    Consultant  M. Maksym        1.87   Aug. 27, 2003


4.(a)  AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2003

                                                            Issued
                                                --------------------------------
                                Authorized
       Class      Par Value       Number          Number                Amount
       ------     ---------     ----------      ----------           -----------
       Common        WPV        99,708,334      35,136,633           $26,860,402

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


4.(b)  OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2003

                                          Exercise               Expiry
       Security         Number              Price                 Date
       --------       ---------           --------           --------------
                                              $
       Options          278,750              0.40            Jul. 19, 2006
       Options          379,000              0.50            May 02, 2007
       Options          340,000              0.50            Sept. 23, 2007
       Options          216,500              0.84            Mar. 07,2008
       Options          300,000              0.90            May 30, 2008
       Options        1,395,000              1.87            Aug. 27, 2008
                     ----------
                      2,909,250
                     ==========

       Warrants       1,268,489              0.75            Sept. 15, 2004
       Warrants         173,667              0.75            Apr. 19, 2005
       Warrants       1,253,667              0.90            Mar. 16, 2005
       Warrants       1,622,222              0.60            May 23, 2004
       Warrants       1,172,915              0.60            Sept. 27, 2004
       Warrants       1,373,012              1.10            Apr. 28, 2004
                     ----------
                      6,863,972
                     ==========

       Pursuant to the 2,900,000 unit brokered private placement financing, the Company has granted an option to the agent to acquire 195,750 units at $0.90 per unit. Each unit will consist of one common share and one-half non-transferable common share purchase warrant. One whole warrant will entitle the agent to purchase one common share for the exercise price of $1.10 per share, on or before April 28, 2004. During the nine months ended September 30, 2003, the agent exercised options to purchase 77,800 units.


4.(c)  SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2003

       There were no shares subject to escrow or pooling as at September 30, 2003.


5.(a)  LIST OF DIRECTORS AND OFFICERS AS AT SEPTEMBER 30, 2003

       Directors:                           Officers:
          Gerald D. Carlson                    Gerald D. Carlson (Chairman)
          Joseph Grosso                        Joseph Grosso (President & CEO)
          William Lee                          William Lee (CFO)
          Sean Hurd                            Nikolaos Cacos (Secretary)
          Robert Stuart (Tookie) Angus
          Nikolaos Cacos
          Chet Idziszek

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003



MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION

The following management's discussion and analysis and financial review should be read in conjunction with the Company's consolidated financial statements and related notes.

OVERVIEW

The Company owns outright, or has the right to acquire through various option agreements, interests in a number of exploration properties in Argentina and one property in Peru.

The properties on which the Company has concentrated its exploration efforts over the last few years are Navidad, Las Bayas, Mogote and Rio Tabaconas. The Company has also acquired, through staking, interests in a number of properties in Chubut. With its focus on the Navidad property, the Company is considering farm-outs for some of its properties as a means by which exploration can be conducted. Certain farm-out deals have been made on certain properties and are discussed below.

On November 18,2003, the Company announced all required permits for drilling at the Navidad property have been received and a drill contract has been awarded to Connors Argentina, S.A. Construction of drill pads and improvement of trails to allow access for drilling equipment is now underway and is expected to be completed shortly. Phase I of the two-phase 6,000 metre diamond drill program budgeted to cost approximately US$1.5 million, is now underway at Navidad Hill.

During the months of August and September, the Company carried out an extensive market awareness program through numerous cities in Canada. On September 22, 2003 the Company announced that it had entered into an agreement with two underwriters who had agreed to purchase , on a bought-deal basis, 2,000,000 units of the Company at a purchase price of $2.25 per unit, for a total proceeds of $4.5 million to close on or about October 2, 2003.

On October 15, 2003 the Company announced that it had received notice that the bought deal financing announced on September 22, 2003, would not be completed. As previously announced, the financing was scheduled to close on October 2, 2003, the same date on which the Company received a letter from Aquiline Resources Inc. ("Aquiline") requesting information on the history of the staking of Navidad. In order to discuss the details of the letter with its financial advisors, the Company was compelled to issue a news release on October 6, 2003 disclosing the Aquiline letter. This created some uncertainty in the market conditions for the Company's shares that ultimately led to the cancellation of the financing.

Aquiline's letter is exceptionally vague on substance. Aquiline has not identified any specific confidential information at issue and has not made any allegations that the Company has breached the confidentiality agreement pertaining to the Calcatreu project which was reviewed and rejected by the Company along with many other bidders.

Also on October 15,2003, the Company initiated a legal action in the Supreme Court of British Columbia against Aquiline claiming damages, an injunction and costs for injurious falsehood, interference with contractual relations, interference with economic interests, defamation, and negligence arising out of the Defendant's issuance and publication of a letter sent to the Company on the same day that the Company was to have closed a bought deal financing.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

PROPERTY UPDATE

The Company's mineral property groups are Valle de Cura , Gualcamayo, NW San Juan and Chubut in Argentina; and, Rio Tabaconas, in Peru. For the quarter ended September 30,2003, the Company focused mainly in Argentina planning logistical detals of the planned drill program at Navidad.

a)   ARGENTINA

VALLE DE CURA

The Company has no exploration budget commitment for the Valle del Cura region in Argentina as this group of properties is covered under the existing option agreement with Barrick Gold Corp.

The selection notice period in the property option agreement between Barrick Gold Corp. ("Barrick") and the Company was extended to December 31, 2003 to allow Barrick's technical team to review additional properties of the Company. In return for the extension, Barrick paid the Company US $65,000 in April 2003, such funds will be utilized by the Company to fund holding costs of US $15,000 in July 2003 and US $50,000 in December 2003. No further work will be carried out on these properties until after December 31, 2003 when Barrick makes its election.

On September 22, 2003, the Company finalized terms for a farm-out of 10,000 ha Gollette property located in the Valle de Cura region to Cloudbreak Resources Ltd. ( "Cloudbreak" ), a public company listed on the Exchange. Under the terms of the option agreement, Cloudbreak can earn up to a 50 % interest by funding US $1,000,000 and issuing 850,000 shares over three years. Cloudbreak can increase its interest to 75 % by funding US $1,000,000 in year 4, US $1,500,000 in year 5, issuing an additional 1,000,000 shares and providing a comprehensive report on the results on the work performed up to the date of the report. Cloudbreak will also make all underlying property holding costs to maintain the property in good standing. Cloudbreak received Exchange Acceptance to the option agreement on October 31, 2003 and will be issuing the initial 500,000 shares shortly.

GUALCAMAYO

The Company has no exploration budget commitment for the Gualcamayo region in Argentina.

NW SAN JUAN

A small exploration program was completed at the Mogote property in the first quarter of 2003. The Company has no further exploration budget committed for the NW San Juan region.

The results of the exploration program were announced on March 20, 2003. The work program was successful in that it expanded the gold-copper exploration potential of the project. Mogote is a copper-gold porphyry target and is located along the Argentina-Chile border in the Maricunga belt.

Detailed mapping, rock chip sampling, and talus-fines sampling have defined two intersecting target areas which are defined by coincident >100 ppb gold and >500 ppm copper in talus-fines sampling and have been confirmed by rock chip sampling. The target areas are Filo Central and Filo Este. Filo Central measures 4,000 metres by 800 metres and trends north-northwest; it includes two higher-grade (>200 ppb gold) cores measuring 1,400 by 400 metres and 900 by 250 metres Filo Este is 2,000 metres by 700 metres in size and trends east-west; within this zone a core of >200 ppb gold in talus fines measures 1,200 by 250 metres. The >100 ppb gold contour in talus fine sampling has been previously

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

used, with documented success, to define several large gold-copper deposits in the Maricunga belt. Neither of these targets have been drill tested or trenched.

The exploration work at Mogote was carried out by Linus Keating, D.Sc. under the supervision of Lindsay Bottomer, P.Geo., the Company's Qualified Person for the project.

In February, the Company received an offer to joint venture the property from Amera Resources Corporation ("Amera"). Amera has a common director with the Company and accordingly an independent committee of the Board of Directors of the Company was formed to negotiate and settle on the terms of the farm-out agreement with Amera. After negotiations the Company entered into an agreement to option this property to Amera, a private company which, as of August 8, 2003, has filed a preliminary prospectus with the TSX Venture Exchange (the "Exchange") and the BC Securities Commission. Amera has a common director with the Company and the farm-out to Amera is also subject to Exchange approval. Under the terms of the agreement, Amera can earn 51% interest by spending US$1,250,000 in exploration and development expenditures on the property and issuing 1,650,000 of its common shares to the Company in varying amounts over 5 years. Included in the expenditure commitment of Amera is an obligation to reimburse the Company for all the expenditures it has incurred on the property. Subsequent to September 30,2003, Amera received all necessary regulatory approvals to complete the acquisition and file a final prospectus to complete an initial public offering. As a result, the Company was reimbursed $192,952 as of October 31,2003 and 100,000 shares will be issued to the Company shortly.

The Company has received notice from Amera of plans for continued exploration at the Mogote Project. Plans include a program budgeted at CDN $ 275,000 which will include: geological mapping, cat trenching, rock and talus samples, and a significant geophysical survey. This program is currently underway.

CHUBUT

During late 2002 and early 2003, the Company staked a number of properties in various areas of the province of Chubut. Some of the properties staked included Costa, Lago, Pico, Corcovado, Loma Alto and Nueva Ruta properties. These properties were staked in order to target geological environments prospective for low sulphidation gold veins. Other properties staked included Penascudo and Gan Gan and extensions to the previously staked Costa property. The Company also has rights to other properties through various staking programs. The Company's inventory of resource exploration properties in Chubut is an asset which is to be developed through exploration programs or given the focus of exploration efforts at Navidad through third party agreements.

On March 6, 2003, the Company entered into an agreement to sell a 100 % undivided interest in Lago Pico (10,000 ha), Loma Alta (10,000 ha) and Nueva Ruta (4,180 ha) to Amera. The terms of the agreement were approved by the independent committee of the Company. Amera received approval from the Exchange on November 3, 2003 and will be issuing 500,000 common shares to the Company. In addition, in the event that a decision is made to place any of the properties into commercial production, the Company will receive a bonus of US$250,000 and a 3 % net smelter return royalty.

On May 28, 2003, the Company granted Ballad Gold & Silver Ltd. ("Ballad"), a public company listed on the Exchange, an exclusive right to enter into an option agreement with the Company to earn up to 85 % interest in the Penascudo property. This right was exercised by Ballad on August 12, 2003 and Ballad's participation was approved on August 29, 2003 by the Exchange. For the initial 70% interest, Ballad must complete US $1,800,000 of exploration work by October 31, 2008, issue 500,000 shares to the Company and make a further US $300,000 cash payment and issue an additional 500,000 shares and complete a feasibility study on or before October 31, 2008. The initial 500,000 shares were issued to the Company on September 4, 2003. Ballad is an arm's length junior exploration company.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

On August 27, 2003, the Company finalized terms for a farm-out of a 1,000 hectare Chubut property to Consolidated Pacific Bay Minerals ("Pacific Bay"), an arm's length junior exploration company. Under the terms of the option agreement, Pacific Bay can earn a 51% interest by funding US $625,000 of exploration and issuing 900,000 shares. Pacific Bay's participation is subject to acceptance for filing with the Exchange. Pacific Bay can increase its interest to 70% by funding costs to prepare a feasibility study.

NAVIDAD PROJECT

On February 3, 2003 the Company announced the discovery of high-grade silver-lead-copper mineralization on it's 100% owned Navidad Property in north-central Chubut Province. The discovery at Navidad was the culmination of an extensive and ongoing regional exploration program throughout southern Argentina where the Company has been active since 1995. Since this discovery, the Navidad Project has become the focus of the Company's exploration efforts. Work performed to date includes detailed and property scale geological mapping, rock chip sampling, soil sampling, a large gradient array induced polarization
(IP) geophysical survey, several lines of pole-dipole IP, a ground magnetic survey, and a gravity survey. To September 30, 2003 approximately $520,082 has been spent at the Navidad Project and has resulted in the delineation of multiple drill targets.

Rock chip sampling and geologic mapping have defined three distinct yet related styles of mineralization at the Navidad Project; namely "bonanza-grade structures", "mineralized carapace breccia", and "galena matrix breccia" These mineralization styles have been mapped along a linear ridge named "Navidad Ridge" that is comprised of "Barite", "Galena", and "Navidad Hills". To date, 835 rock chip samples have been collected and analyzed. All primary analytical work has been preformed by ALS Chemex using fire assay/gravimetric, AA (atomic absorption) and ICP-MS (inductively coupled plasma - mass spectroscopy) techniques as appropriate. 120 randomly selected samples (approximately 14% of all samples) have been submitted for check assay to Alex Stewart (Assayers) Argentina S.A.; results of these generally agree well with the original results from ALS Chemex.

Dr. Paul Lhotka, P.Geo. has performed or directly supervised all exploration work at the Navidad Project and is the Company's "Qualified Person" for the project. Dr. Lhotka has prepared for the Company a NI 43-101 report dated September 2,2003,entitled "Exploration of the Navidad Silver-Copper-Lead Property December 2002 to May 2003, Chubut Province, Argentina". This report has been SEDAR filed and provides a detailed description of all significant geological work completed to date on the project.

Bonanza-grade structures have been mapped and sampled at Navidad Hill over an area of 475 metres long by 60 to 140 metres wide. Within this area 636 cumulative metres of structures have been mapped and sampled in detail with 119 measured rock chip samples. Widths of the mapped bonanza-grade structures are variable, ranging from less than one metre to 3.3 metres. An average width cannot yet be determined due to soil cover that often obscures the contacts. Sampling of bonanza-grade structures has returned a length-weighted average of 5,546 g/t silver (162 oz/t), 3.79% copper and 9.84% lead.

Also at Navidad Hill, mapping suggests carapace breccia-hosted mineralization is the predominant rock type in three areas of 50 by 150 metres, 18 by 20 metres, and 20 by 25 metres, respectively. 50 measured rock chip samples have returned a length weighted average grade of 3,785 g/t siler (110.5 oz/t), 3.72% copper, and 2.07% lead.

At Galena Hill, significant zones of galena matrix breccia and mineralized carapace breccia have been defined. Galena matrix breccia has been defined and sampled in detail over an area of 475 by up to 90 metres; 101 measured continuous chip and panel samples have returned a length-weighted average of 147 g/t silver (4.3 oz/t) and 7.69% lead. The true thickness of this mineralized body is unknown at present, however, pole-dipole IP (discussed below) suggests that chargeability anomalies which correlate with mapped mineralization on surface extend to depths of 100 to 300 metres. Mineralized carapace breccia has been defined over two areas at Galena Hill measuring 118 x 46 metres and 55 x 16 metres; and 23 rock chip samples give a length-weighted average of 2,222 g/t silver (64.9 oz/t), 0.84% copper, and

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003



MANAGEMENT DISCUSSION AND ANALYSIS (continued)

2.93% lead. Silver-copper bearing carapace breccias at Galena and Navidad Hills are separated by 600 metres most of which is overburden covered. Metal zoning suggests this covered area is the centre of the mineralized system.

On Barite Hill, numerous zones of galena matrix breccia have been mapped and sampled. Due to poor exposure, numerous samples of subcrop and float have been taken and have been used to define the size of mineralized areas, however, only representative measured chip samples from outcropping and hand trenched areas have been used to define the length-weighted averages reported here. 67 chip samples have been taken giving a length weighted average of 109 g/t silver (3.18 oz/t) and 4.73% lead. Several mineralized zones have been defined with a cumulative strike length of approximately 1,300 metres and a currently unknown width.

                            ROCK CHIP SAMPLE RESULTS


                                    NUMBER
                                      OF               SIZE OF                 SILVER      SILVER     COPPER     LEAD
MINERALIZATION STYLE               SAMPLES        MINERALIZED AREA             (oz/t)      (g/t)        (%)       (%)


NAVIDAD HILL AREA

Bonanza Grade Structures             119       475 x 60-140m;                   162.0       5,546      3.79      9.84
                                               636 cumulative metres of
                                               structures
Mineralized Carapace Breccia          50       50x150, 20x25 and 18x20m         110.5       3,785      3.72      2.07


GALENA HILL AREA

Mineralized Carapace Breccia          23       118x46 and 55x16m                 64.9       2,222      0.84      2.93
Galena Matrix Breccia                101       475x90m                            4.3         147      0.01      7.69


BARITE HILL AREA

Galena Matrix Breccia                 67       Several zones with cumulative      3.2         109      0.01      4.73
(Measured chip samples only)                   strike length of approximately
                                               1,300m
Galena-matrix Breccia                 15       As above                           3.9         132      0.15      7.25
(Subcrop and float samples)


A soil sample grid has been completed covering the entire Navidad Ridge area and encompassing a strike length of 5.8 kilometres. Lines were oriented north-south and spaced at 100 metres with samples collected at 50 metre intervals along these lines over most of the grid. In areas of particular interest samples were collected on a 50 by 50 metre grid. In total, 958 soil samples were collected including approximately 10% duplicate and blank samples collected in order to assess laboratory quality. All samples were analyzed by ALS Chemex by ICP and AA techniques. Sample collection was overseen by Dr. Paul Lhotka, P.Geo., the Company's Qualified Person on the Navidad Project. Review of the data for blanks and duplicate samples indicates no contamination or reproducibility problems were encountered.

Highlights of the soil survey include a 1,700 by 300 metre silver-copper-lead anomaly over the Navidad Hill and Galena Hill areas. This soil anomaly is defined by greater than 2 ppm (parts per million) silver and generally greater than 100 ppm copper. Within this zone there is a central core of greater than 10 ppm silver in soils (includes values of up to 298 ppm Ag) of approximately 600 by 200 metres. Portions of this central core correlate with the outcropping bonanza- grade structures at Navidad Hill and these soil results demonstrate the potential to expand this zone significantly. Significant soil anomalies also exist at Barite and Calcite Hills. Silver values of up to 531 ppm have been received from

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003




MANAGEMENT DISCUSSION AND ANALYSIS (continued)

outside areas of known high-grade mineralization and show excellent potential for additional discoveries. Lead values are consistently elevated and correlate well with silver over the entire 5.8 kilometre survey length. Samples of greater than 500 ppm lead have been returned from every line within the survey area.

Induced Polarization (IP) geophysical surveys utilizing both gradient array and pole-dipole arrays have been completed at the Navidad Project. Gradient IP totalling 80.3 line kilometres was performed over an area of 2.5 by 6.2 kilometers with 200 metre spaced lines, including the entire Navidad system and adjacent covered areas. Follow-up time domain Pole-Dipole IP (using dipole lengths of 20 and 100 metres) was performed over 8.5 line kilometres covering areas of anomalous chargeability defined by the gradient array survey. The IP surveys were performed by Quantec Geoscience Ltd.

The IP surveys have identified a chargeability anomaly with a surface footprint of 1.6 km x 1.3 km that starts near surface in areas of exposed mineralization at Galena Hill and in some cases extends to depths of approximately 300 metres. Pole-dipole survey results show an excellent correlation between chargeability and mapped exposures of more intense examples of galena matrix breccia mineralization. The large chargeability anomaly extends over 1 km to the southwest of known mineralization in an area completely obscured by soil cover. Chargeability anomalies are generally caused by minerals such as: base-metal sulphides, pyrite, graphite, hematite and magnetite. Pyrite, graphite, hematite, and magnetite have not been observed on surface at Navidad in quantities that could explain the anomaly.

A magnetic geophysical survey was performed by Quantec Geoscience and covers the entire Navidad grid (7.2 x 2.5 km) totalling 88.7 line kilometres (including a 6.2km tie line). Data was collected at 10m intervals along lines spaced 200m apart. Quantec made standard corrections for diurnal variations and produced plan maps of the total field magnetic data and pole reduced data. Mapped mineralization at Navidad, Galena, and Barite Hills is not associated with magnetic anomalies nor is the IP chargeability anomaly. The area of the large gradient and pole-dipole IP chargeability anomaly is characterized by a low, flat magnetic response that indicates magnetite is not the source of the chargeability anomaly.

The final geophysical survey performed at the Navidad Project measured subtle differences in the earth's gravitational field. Once appropriate corrections have been applied, results of these gravity measurements are indicative of contrasting densities in the rock underlying the survey area. Laboratory tests of mineralized and unmineralized specimens from the Navidad project indicate that densities of unmineralized rocks range from 2.19 to 2.64 g/cm3 while mineralized rocks range from 2.63 to 3.95 g/cm3. Gravity data acquisition was performed by Proingeo S. A., an Argentine geophysical and topographic survey contractor. Quantec Geoscience provided consulting services to the Company on survey design and execution, has reviewed data quality, and built a three dimensional model of the survey results using the University of British Columbia (Canada) inversion software. Quantec Geoscience reports raw data quality is very good. The gravity survey covers an area of approximately 2.2 by 2.5 km centred on the previously reported IP chargeability anomaly. It includes 385 gravity stations that were measured on two lines with closely spaced points and additional points spaced at about 100 by 200m intervals.

In the Galena Hill area, the gravity survey has defined an important anomaly with multiple peaks approximately 0.8 x 1.1 km in size. This anomaly has a "donut-like" form with a central low surrounded by higher density values; amplitude of this anomaly is approximately 0.6 to 0.8 milligals above surrounding values. This complex anomaly is partly coincident with, but somewhat smaller in size, than the previously announced Gradient and Pole-Dipole I.P. chargeability anomaly at Navidad. The anomaly is not reasonably explained by simple lithologic density variations and is most readily explained by the presence of sulphide/barite mineralization. Part of the gravity anomaly is spatially associated with mapped breccia-hosted mineralization on surface and it correlates very well with potential extensions to this mineralization indicated by the most intense Pole-Dipole IP chargeability anomaly.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

A second gravity high of approximately 260 by 550m in diameter is spatially associated with mapped Bonanza Grade Structures at Navidad Hill. This anomaly may be caused by the combination of sulphide mineralization and the denser host rock of the flow dome at Navidad Hill relative to surrounding sediments. It covers the portion of the flow dome known to host Bonanza Grade Structures and their strike extension. Most of the rest of the flow dome is not represented by a gravity high.

In review, important amounts and grades of silver-copper-lead mineralization are exposed from Navidad Hill to Barite Hill a distance of over 2,900m. Detailed mapping and sampling has confirmed the importance of the original discovery announcement of February 3, 2003. The outcropping mineralization is accompanied by a soil geochemical anomaly of over 5.8km long and a large IP chargeability anomaly portions of which show anomalously high gravity values.

Planned work on the Navidad Project includes a significant diamond drill program and minor additional surface work. The diamond drill program is now underway and will include 2 phases of 3,000 metre each of HQ coring predominantly at Navidad and Galena Hills. US $1,500,000 is budgeted for the Phase I and II drilling at the Navidad Project.

LAS BAYAS PROJECT

In January, 2003 the Company undertook a diamond drill program on it's 100% owned Las Bayas project. The purpose of this program was to test for potentially economic grades of gold and silver hosted within low-sulphidation quartz veins that are well exposed on surface. Prior surface work by the Company had delineated over 15,000 linear metres of quartz veining within an area of approximately 1.5 by 4.0 kilometres. Vein widths at surface range from less than one metre to 22 metres and gold grades range from less than detection limit to
25.8 grams/tonne. The drill program comprised 1,953 metres of NQ core that was recovered from 19 drill holes targeting six individual veins. Total cost of this program was CDN $385,000.

Eighteen of the 19 drill holes completed intersected the targeted low-sulphidation quartz veins; these intersections ranged in width from 0.4 to
22.1 metres of vein material. This drilling tested approximately 900 metres of the mapped 15,000 metre strike length of veins exposed at Las Bayas Hill.

Highlights of the assay results are tabulated below:
                                                                        GOLD
                                                                     EQUIVALENT
DDH                 LENGTH          GOLD          SILVER              (Au+Ag/70)
                      (m)           (g/t)         (g/t)                  (g/t)

LB03-01              5.1            0.96           36.9                 1.48
   including         1.3            2.62           33.0                 3.09
LB03-03              1.29           0.68           59.8                 1.53
LB03-05              5.0            0.73           51.5                 1.47
   including         2.0            1.48          101.9                 2.93
LB03-07              0.7            1.02            3.6                 1.07

The remaining drill holes intersected gold grades ranging from below detection to 0.86 grams/tonne. Although results fell short of expectations, it must be emphasized that only 900 linear metres of veining were tested by this program and approximately 14,100 linear metres remain untested. The Company has no immediate plans for further work on the Las Bayas property, however an additional surface program is recommended on the outlying portions of the property that as yet remain completely untested.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Dr. Paul Lhotka, the Company's "Qualified Person" for the Las Bayas project has provided the Company a NI 43-101 report dated September 15,2003, on the project entitled "Exploration of the Las Bayas Gold-Silver Property, August 2002 to February 2003, Chubut Province, Argentina". This report has been SEDAR filed and provides a detailed description of all significant geological work completed to date on the project.

OTHER

The Company has no exploration budget commitment for the Other - San Juan region in Argentina.

ACQUISITIONS AND FARM-OUTS

The Company continues to be quite active in Chubut province reviewing other properties and conducting due diligence, with the objective of acquiring additional prospective properties.

The Company has developed a business plan to have exploration work done on its non-core properties by way of farm- outs. The Company will be able to have exploration done on its non-core properties, while focusing its exploration resources on its core Navidad property.

b)   PERU

RIO TABACONAS

As a result of extremely encouraging results from the Phase I drill program in the fall of 2001, a Phase II drill program was developed and $1.2 million was raised in April 2002, through a Short Form Offering, to fund further exploration on the property.

In June 2002, the Company announced it would take a more measured approach to exploration on the project to ensure that local cultural, developmental and environmental concerns pertaining to mining activities in the region would be addressed. All exploration activities have been deferred until an agreement with the local community of Tamborapa can be finalized. The Company has declared force majeure, as allowed under the property option agreement. A Company-Community plan has been prepared with the aid of several Peruvian social economic consultants and has been presented for discussion to the community leaders, government officials and interested party leaders and as of the date of this quarterly report no agreement has been reached. Thus the Company will continue to work with the various social economic consultants to develop a plan which will be acceptable by all parties in the community of Tabaconas.

During the nine months ended September 30, 2003, no drilling work has been initiated and the Company has spent $426,795, the majority of which has been for maintaining the properties in good standing, legal costs, social economic consultants and our Peruvian administrative and field staff assisting in developing the Company's community plan. Until then the Company cannot proceed with any work programs on the property. Up to December 31, 2002, the Company spent $862,736 on this property for a total of $1,132,750. The balance of the funds allocated in the Short Form, of $67,250 have been allocated for general exploration activities.

SUMMARY OF FINANCIAL RESULTS

For the nine months ended September 30,2003, the Company reported a consolidated loss of $1,279,920 ($0.04 per share) compared to a loss of $953,158 ($0.04 per share) for the comparative period in 2002. The increase in the loss experienced by the Company in 2003, compared to 2002, was attributed to increases in certain operating expenditures

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

such as $84,887 for corporate development and investor relations, $94,610 for cost associated with the cancelled financing, $61,302 for general exploration, $18,482 for office sundry, $24,382 for printing, $346,080 for stock-based compensation and $9,212 for transfer agent and regulatory fees.

RESULTS OF OPERATIONS

CORPORATE COSTS AND OTHER INCOME

The directors provided services to the Company and were paid $249,600 for the nine months ended September 30, 2003. Mr. W. Lee, the CFO, was paid a salary of $54,000, Mr. N. Cacos, the Corporate Secretary was paid management fees of $49,500, Mr. Sean Hurd, director and investor relations manager, was paid management fees of $36,000, Mr. R. Brown, a former director, was paid a consulting fee of $1,200 during his tenure as a director, Mr. G. Carlsen, Chairman of the Board was paid consulting fees of $32,400 and Mr. J. Grosso, the President and CEO, was paid management fees of $76,500.

The significant increases in expenditures this period versus prior period are as follows: (i) corporate development and investor relations - $84,887 of which $32,690 was for the New York Gold Show and market awareness meetings in Edmonton, Calgary and Toronto, $12,650 was for a three month coverage on a website "Savvy Investor.com", $ 9,900 for various media advertising, $5,347 was for the Annual General Meeting presentation, $ 20,500 for the PDAC in Toronto and $ 3,800 for the Cambridge House Gold Conference; (ii) cost associated with cancelled financing - $94,610 of which $17,500 was paid to the TSX Venture exchange, $5,300 to ComputerShare Trust Company of Canada, $21,810 to Catalyst Corporate Finance Lawyers and $50,000 accrued for Cassels Brock & Blackwell LLP;
(iii) general exploration - $61,302 as a result of additional examination of grassroots properties in the Patagonia region in Argentina and in Peru; (iv) office and sundry - $18,482 of which $2,300 was for computer software, $2,570 for a laptop computer, $2,900 to Pitney works - postage; (v) printing - $24,382 to Rustica Edit Ltd. for graphic design and printing of shareholder information packages (vi) transfer agent and regulatory fee - $9,212 mainly due to increase in TSX Venture Exchange filing fees for private placements, stock option plan and exercise of warrants.

The following expenses decreased for the period: (i) Professional fees - $ 8,585 as $33,016 was related to the North America and Europe Market awareness program in the prior year; (ii) Rent, parking and storage - $13,819 as a result of cost recovery from a private company sharing office space; (iii) Travel and accommodation - $25,662 as $32,580 was incurred in the prior year for the North America and Europe market awareness program.

During the period ended September 30, 2003 and 2002 the Company did not write-off any mineral claims and deferred costs.

The Company recorded a gain of $234,848 on the disposition of the Penascudo Property and related deferred costs as a result of receiving 500,000 shares from Ballad under the option agreement

Interest and miscellaneous income reported for the period ended September 30,2003 was $44,501 an increase of $28,806 from $15,695 reported in 2002, as a result of more funds on deposit.

During the period ended September 30,2003 and 2002, the Company did not dispose of any Viceroy common shares. Through a plan of arrangement completed after June 30, 2003, the 195,500 Viceroy common shares held as marketable securities were converted to 65,166 Quest Capital Corp. Class A shares , symbol QC.A on the TSX Exchange, 6,516 Spectrum Gold Inc. common shares and 19,550 Viceroy Exploration Inc. common shares.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003 the Company had working capital of $4,626,438 compared to $2,112,952 at September 30, 2002. As at September 30, 2003, the Company had cash and cash equivalents on hand of $4,346,295 (2002 - $2,086,820). Subsequent to the period ended September 30,2003 the Company issued 703,875 shares for $463,368 on the exercises of options and warrants.

The Company has accounts receivable and prepaids of $130,175, prepaids comprise $28,989 and the balance of $101,186 represents receivables all of which are fully collectible with $49,063 being GST receivable $20,678 accrued interest receivable, $17,490 deposit in brokerage firm and the balance being miscellaneous.

The Company considers that it does have adequate resources to maintain its ongoing operations and property commitments for the year. The Company may require additional financing if it proceeds with further planned exploration and property acquisitions for the remainder of fiscal 2003. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining additional financing or negotiating joint venture agreements.

OPERATING CASH FLOW

Cash outflow from operating activities for the period ended September 30,2003, was $1,187,423 compared to cash outflow in 2002 of $986,981. The cash outflows for 2003 were largely due to increases in corporate development and investor relations, cost associated with a cancelled financing , office sundry, printing, general exploration, stock based compensation and transfer agent and regulatory fees as explained above.

FINANCING ACTIVITIES

Cash flow from financing activities for the period ended September 30, 2003, generated $5,492,885(2002 - $3,264,327) which included $638,774 from the exercise of 1,474,750 stock options and $2,361,586 from the exercise of 4,133,477 warrants. Subsequent to the period ended September 30, 2003, the Company issued 703,875 shares for $463,368 on the exercise of options and warrants.

INVESTING ACTIVITIES

Cash flow from investing activities required $1,395,291 for the period ended September 30,2003 (2002 - $946,291), these investing activities were primarily for additions of $939,825 (2002 - $207,772) to Chubut and other properties in Argentina and $426,795 (2002 - $730,693 to the Rio Tabaconas project in Peru) and $13,519 (2002 - $7,826) to office equipment.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2002. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. For a full understanding of these risks and others, reference should be made to the Company's "Annual Information Form".

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultant. Mr. Sean Hurd, a director, is the Company's Investor Relations Manager and coordinates investor relations activities. However, during the period ended September 30, 2003 the Company, under a month to month agreement, retained Raven Capital, a private company owned and managed by Jack Barnes to provide public relations and consulting primarily targeted to the North American financial and investment community. Raven Capital has been in the investor relations business since 1999 providing similar services to public companies. Raven Capital was paid $7,500 for January, $3,750 per month for February and March and $7,275 per month for April and May 2003.